Exhibit 4.10

To:

Geo Genesis Group, Limited

Ajeltake Road
Ajeltake Island
Majuro
MH 96960
Republic of the Marshall Islands

and

Orange Corporate Finance Limited 10 Orange Street
Haymarket
London WC2H 7DQ

______February 2008

Dear Sirs

Geo Genesis Group, Limited (the "Company")

1.
I/We refer to the application for the admission of the whole of the Company's issued and to be issued share capital to trading on the PLUS market of PLUS Markets plc ("Admission") and the admission document ("Admission Document") proposed to be issued in connection therewith.

2.
I/We hereby irrevocably undertake to each of the Company and Orange Corporate Finance Limited ("Orange") that for a period of 12 months from Admission (the "First Anniversary") Uwe will not sell, transfer, grant any option over or otherwise dispose of (or agree to dispose of) the legal, beneficial or any other interest in any shares or other securities issued by the Company or rights arising from or attached to any such shares or other securities in the Company held by me/us howsoever arising ("Interest") without the prior written consent of PLUS Markets plc (as required under the PLUS Rules for Issuers as shall be in force from time to time).

3.
Without prejudice to the restriction contained above, 1/we hereby further undertake to each of Orange and the Company not to dispose of, or agree to dispose of, any Interest for the period of 12 months from the date of the First Anniversary unless (i) I/we shall have first consulted with and obtained the written consent, such consent not to be unreasonably withheld, of Orange (or the Company's PLUS Corporate Adviser at that time, if Orange is no longer so appointed (a "Subsequent PLUS Corporate Adviser")) in relation to any such disposal or agreement, and (ii) such disposal is effected through a broking firm (the "Broker") as shall be nominated by Orange (or a Subsequent PLUS Corporate Adviser) on Admission or at any time thereafter, in such manner as Orange (or a Subsequent PLUS Corporate Adviser) may reasonably require with a view to the maintenance of an orderly market in the securities of the Company, provided always that the fees and commissions to be imposed by the Broker in respect of any such disposal are competitive with those offered by other brokers.

4.	The restrictions set out in paragraphs 2 and 3 above shall not apply to:

(a)
any disposal pursuant to acceptance of a general, partial or tender offer (as defined in each case in the City Code on Takeovers and Mergers) made to acquire the whole or a part of the issued share capital of the Company (other than any shares already held by the offeror or persons acting in concert with the offeror); or

(b)	any disposal made pursuant to an intervening court order; or

(c)	any disposal made in the event of my death/the death of a beneficiary for whom we hold our shares on trust, where such beneficiary was, at the date of Admission, a director of the Company; or

(d)	to meet a pressing financial commitment where other funds are not reasonably available.

5.
I/We understand and acknowledge that particulars of this undertaking will be contained in the Admission Document and I/we hereby consent to the issue of the Admission Document containing such particulars.

6.	Time shall be of the essence in this undertaking.

7.	This Deed, and any dispute arising under or in connection with this Deed shall be governed by, and construed in accordance with, English law and the parties hereby submit to the exclusive jurisdiction of the courts of England and Wales.

EXECUTED and DELIVERED as a deed by )
)

in the presence of

Witness signature: Witness name:

Address:

Occupation: